TO: SECURITIES EXCHANGE COMMISSION

082-00034

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2007 FEB 23 P 12:41

Santos

Media enqui
Kathryn Mitc
+61 8 8218 5
kathryn.mitc

07021292

Investor enquiries
Andrew Seaton
+61 8 8218 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

23 February 2007

Santos' Managing Director remuneration arrangements

SUPPL

Santos today provided an update to the remuneration arrangements put in place for the Company's Managing Director and Chief Executive Officer, Mr John Ellice-Flint. These arrangements were previously outlined in an ASX release on 17 March 2006, and in the 2006 Remuneration Report.

Santos' Board has now completed a further review of Mr Ellice-Flint's remuneration arrangements in light of the Federal Government's changes to the taxation of superannuation initially announced in the 2006 Federal Budget.

As a result of this review, Mr Ellice-Flint's pre-existing superannuation arrangements have been retained, and the share loan arrangements approved by shareholders at the 2006 AGM have not been implemented.

This results in a preferable outcome from the perspective of the cost to the Company and also as a retirement vehicle for Mr Ellice-Flint.

All other details of Mr Ellice-Flint's remuneration are as approved by shareholders at the 2006 AGM.

Full details of Mr Ellice-Flint's superannuation benefits will be set out in the Remuneration Report which will be released in late March 2007 as part of the Company's 2006 Annual Report.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

PROCESSED
FEB 28 2007
THOMSON
FINANCIAL

3

TO: SECURITIES EXCHANGE COMMISSION

ASX/Media Release

Santos

Media enquiries
Kathryn Mitchell
+61 8 8218 5260 / +61 (0) 407 979 982
kathryn.mitchell@santos.com

Investor enquiries
Andrew Seaton
+61 8 8218 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

22 February 2007

Santos underlying net profit a record $683 million, up 7%

Financial highlights

- **Underlying net profit after tax up 7% to record $683 million**
- **Reported net profit after tax $643 million, 16% lower than 2005, impacted by impairment adjustments and one-off expenses**
- **EBITDAX up 17% to record $2.1 billion**
- **Sales revenue up 12% to record $2.8 billion**
- **Production up 9% to record 61.0 mmboe**
- **Final dividend of 20 cents per share, full year dividend up 11% to 40 cents per share**
- **2006 reserves replacement ratio of 143% and 174% on a 1P and 2P basis respectively**
- **Contingent resources increased 14% to 2.2 billion boe**

Santos today reported a 7% increase in underlying net profit to a record $683 million for the year ended 31 December 2006.

Earnings before interest, tax, depreciation, amortisation and exploration (EBITDAX) was also a record, increasing 17% to $2.14 billion.

After adjusting for significant items, reported net profit after tax was $643 million.

The record underlying profit was driven by a 9% increase in production to 61.0 million barrels of oil equivalent (mmboe), and a 12% increase in sales revenue to $2,769 million.

The average realised gas price of $3.78 per gigajoule (GJ) and oil price of A$89.35 were 4% and 21% higher than 2005 respectively.

Production costs per barrel were reduced by 3% to $6.41 per boe, reflecting increased production from fields with low operating costs, notably the John Brookes gas field in Western Australia.

Operating cashflow increased by 6% to a record $1,550 million.

The reported net profit of $643 million was $40 million below the underlying net profit due to three factors, namely a net provision for the Banjar Panji incident of $67 million, an impairment write-down of $14 million and a gain on asset sales of $41 million.

Commenting on the 2006 results, Santos' Managing Director, Mr John Ellice-Flint, said "Santos' operational performance was excellent in 2006, resulting in record production, a record underlying profit, and increased booked reserves."

"The despatch of the first LNG cargo from Darwin, and the start-up of the Maleo and Casino gas fields were important milestones for us.

"Also, early results from the Cooper Basin Oil Project exceeded our expectations, with 2P reserves of 15 million barrels added – over twice the target amount.

"On the exploration front, the discovery and successful appraisal of oil in Vietnam in the Blackbird and Dua fields was a major positive, and development options are now being studied for these fields."

Dividend

Santos' final dividend was maintained at 20 cents per share, fully franked.

Total dividends paid during 2006 were 40 cents per share, up 11% from 36 cents per share in 2005.

The final dividend will be paid on 2 April 2007 to registered shareholders as at 5 March 2007.

Reserves Growth

For the third successive year, Santos increased its year end reserves position. A table detailing the reserves position as at 31 December 2006 is attached to this release.

On a proven (1P) basis, year-end reserves increased to 441 mmboe, after allowing for the record 2006 production of 61.0 mmboe. This represents a 1P reserves replacement ratio (RRR) from all sources of 143% for 2006, and 162% on a 3 year rolling-average basis.

On a proven and probable (2P) basis, year-end reserves increased to 819 mmboe. This represents a 2P RRR from all sources of 174% for 2006, and 212% on a 3 year rolling-average basis.

Contingent resources increased by 14% to over 2.2 billion boe.

Commenting on this increase, Mr Ellice-Flint said, "Looking forward, a key value and growth driver for Santos is our large contingent resource position, which now stands at over 2.2 billion barrels of oil equivalent and is predominantly gas."

"With the increasing drive towards more environmentally friendly, low carbon fuels, we see gas as the transition energy to displace other less clean fuels used for power generation," he said.

"Coupled with rapid growth in Asian economies and the consequent growth in demand, timeframes to monetise these gas resources are shortening, and as a result the inherent value of these resources is increasing."

Capital Expenditure

Total capital expenditure in 2006 was a record $1,306 million, up 36% on 2005, reflecting a larger exploration programme and continued development and appraisal activity both onshore and offshore Australia and in Indonesia.

The Company's 2007 outlook is for lower capital expenditure totalling $1,180 million.

This includes $173 million for exploration, down from $258 million in 2006, reflecting a scaling back of the 2007 exploration programme to 14 wildcat wells, from the 25 wells drilled in 2006.

"This reflects the strategic focus on shorter lead time exploration plays at a time when offshore rig rates are at an all time high, and a focus on an improved risk/ return equation through near field exploration programmes such as Cooper Oil," Mr Ellice-Flint said.

"Our 2007 development programme includes an increasing level of activity in the Cooper Basin Oil Project, the Fairview field development, Phase IV of the Mutineer-Exeter field development and the Cooper Basin gas development programme".

Banjar Panji Update

The Banjar Panji mudflow incident continues to have a major social and environmental impact on the Sidoarjo region in East Java.

With the mud flow continuing, the complexity of the incident and the ongoing nature of the work, Santos has increased its provision for Banjar Panji from A$24 million in the 2006 interim accounts to A$89 million in the 2006 year end accounts.

"While neither Santos or its subsidiary, Santos Brantas Pty Ltd, has admitted any liability, this provision reflects the Board's prudent estimate of the costs that may arise relating to the incident," Mr Ellice-Flint said.

"We have also recognised A$22 million insurance proceeds in the accounts, leading to net costs of A$67 million," he said.

The insurance proceeds include Santos Brantas' share of the US$25 million well control insurance held by the Joint Venture, of which a small initial amount has already been

received by the Joint Venture. The balance relates to Santos's own well control insurance, and reflects a progress claim under its own policy, while the Company continues to work towards a resolution with its insurers.

Mr Ellice-Flint said the ultimate total cost cannot be accurately assessed, as the matter is subject to investigation, arbitration, litigation and discussion between relevant parties.

Production Guidance

Santos' guidance for 2007 and 2008 is to maintain production at current record levels of between 59 and 61 mmboe, after taking into account the sale of the USA business.

Beyond that, we see moderate growth into the next decade, followed by a step change as LNG projects in PNG and Darwin come on line.

Outlook

In a webcast today, (available for viewing at www.santos.com) Mr Ellice-Flint, detailed the five business areas that will drive Santos' performance in the near and longer term. These are summarised as:

1. **Cooper Basin oil**
   - A large scale, low risk opportunity where Santos enjoys unique competitive advantages in terms of its acreage and infrastructure position.
   - Production rates are expected to increase progressively from 10,000 barrels per day (net to Santos) at the end of 2006 to 17,000 bbl/d in 2007 and over 30,000 bbl/d in 2010.

2. **Eastern Australian gas**
   - Santos is the largest producer of domestic gas in Australia and is well positioned for increasing gas demand, with large amounts of uncontracted reserves and extensive infrastructure.
   - The need to lower greenhouse gas emissions will drive higher demand for gas.
   - Santos' coal seam gas business has developed into a new legacy business which will underpin sales volumes and cashflows for many decades.

3. **Western Australian oil and gas**
   - Contract prices for gas in Western Australia have recently moved to over $5 per GJ.
   - Santos continues to market uncontracted gas reserves from the John Brookes field, and the successful appraisal of the Reindeer field during 2006 provides an attractive follow-on opportunity.
   - During 2007, Santos will drill a number of short cycle time oil prospects close to existing production facilities.

4. **LNG projects**
   - Demand for LNG is growing and the timeframe for sanctioning new developments is shortening.
   - Santos is a partner in the Darwin LNG facility and is actively progressing on multiple fronts to grow its LNG exposure.

- Papua New Guinea LNG (ExxonMobil) and Darwin LNG (ConocoPhillips) provide the opportunity to commercialise a large proportion of Santos' 2.2 billion boe of contingent resources within a reasonable timeframe.

5. **Asian Growth**
   - During 2006, Santos focussed its strategy of seeking to identify and mature new core areas on Asia, and announced the intention to divest its USA business.
   - Indonesia and Vietnam are countries where Santos is building material positions with near term development opportunities.

2006 Year End Reserves summary attached.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8218 5111 Facsimile: +61 8 8218 5131
www.santos.com

APPENDIX A

The table below shows the breakdown of reserves as at 31 December 2006.

PROVEN PLUS PROBABLE RESERVES (SANTOS SHARE) AS AT 31 DECEMBER 2006 BY ACTIVITY

	Sales gas (incl. ethane & LNG) PJ	Crude oil mmbbl	Condensate mmbbl	LPG 000 tonnes	Total mmboe
Reserves year end 2005	3667	76	43	3195	774
Production	-235	-14	-5	-307	-61
Additions	328	13	2	-257	69
Acquisitions/Divestments	189	0	3	264	37
Estimated reserves year end 2006	3949	75	43	2895	819

PROVEN PLUS PROBABLE RESERVES (SANTOS SHARE) AS AT 31 DECEMBER 2006 BY AREA

Area	Sales gas (incl. ethane & LNG) PJ	Crude oil mmbbl	Condensate mmbbl	LPG 000 tonnes	Total mmboe
Cooper Basin	811	39	11	1448	200
Onshore Northern Territory	118	2	0	0	22
Offshore Northern Territory	328	0	21	1041	85
Eastern Queensland	1451	0	0	16	251
Southern Australia	437	0	5	390	83
Carnarvon Australia	586	30	5	0	136
PNG	0	1	0	0	1
Indonesia	192	3	0	0	36
USA	26	0	1	0	5
Total	3949	75	43	2895	819

RESERVES (SANTOS SHARE) AS AT 31 DECEMBER 2006
(mmboe)

	Year End 2005	Production	Additions	Acquisitions/ Divestments	Year End 2006
1P Reserves	414	-61	62	26	441
2P Reserves	774	-61	69	37	819
Best Estimate Resources	1971	0	176	101	2248

NB. Estimates adjusted by minor amounts to allow for rounding effects

Average conversion factors:

Crude oil	1 barrel	=	1 boe
Sales gas	1 petajoule	=	171,937 boe
Condensate	1 barrel	=	0.935 boe
LPG	1 tonne	=	8.458 boe

Ends

END

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8218 5111 Facsimile: +61 8 8218 5131
www.santos.com